Exhibit 99.1

Media Release

MorphoSys and Incyte Announce Three-Year Results from Phase 2 L-MIND Study of Tafasitamab in Combination with Lenalidomide for the Treatment of Relapsed or Refractory DLBCL

Presentation will be available on demand as part of the 2021 American Society of Clinical Oncology (ASCO) Annual Meeting

BOSTON, Mass., USA and WILMINGTON, Del., USA – June 4, 2021 – MorphoSys US Inc., a fully owned subsidiary of MorphoSys AG (FSE: MOR; NASDAQ: MOR), and Incyte (NASDAQ:INCY) today announced new three-year follow-up data from the ongoing Phase 2 L-MIND study of tafasitamab (Monjuvi®) in combination with lenalidomide in adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL). A total of 80 out of 81 enrolled study patients receiving tafasitamab plus lenalidomide were included in the efficacy analysis at approximately three years follow-up (≥35 months).1 The long-term analysis, as assessed by an independent review committee (IRC), showed that patients treated with tafasitamab plus lenalidomide had an overall response rate (ORR) of 57.5% (95% CI = 45.9%, 68.5%; 46 out of 80 patients), including a complete response (CR) rate of 40% (32 out of 80 patients). Additionally, the median duration of response (DoR) was 43.9 months (95% CI = 26.1, NR), with a median overall survival (OS) of 33.5 months (95% CI = 18.3, NR) and median progression free survival (PFS) of 11.6 months (95% CI = 6.3, 45.7).

These data (abstract #7513) are available on demand as part of the 2021 American Society of Clinical Oncology (ASCO) Annual Meeting, held virtually June 4-8, 2021, and will be presented as a poster and poster discussion in the Hematologic Malignancies—Lymphoma and Chronic Lymphocytic Leukemia session.

“The three-year efficacy data, combined with the safety and tolerability profile of tafasitamab, further support a therapeutic option for patients with relapsed or refractory DLBCL who are ineligible for transplant – a traditionally difficult-to-treat population,” said Gilles Salles, M.D., Ph.D., Lymphoma Service Chief at Memorial Sloan Kettering Cancer Center, and lead investigator of the L-MIND study*. “I am encouraged to see the confirmed favorable outcome of patients in the L-MIND study, which suggest that this combination treatment regimen could potentially offer a paradigm shift and long-term disease control.”

The new results – based on an October 30, 2020 data cut-off – build on previous findings showing durable responses and a consistent safety profile of tafasitamab in combination with lenalidomide followed by tafasitamab monotherapy in autologous stem cell transplantation (ASCT)-ineligible patients with relapsed or refractory DLBCL.

“The three-year follow-up data not only show a durable response and consistent safety profile in patients with relapsed or refractory DLBCL treated with tafasitamab plus lenalidomide, it also suggests the combination could potentially lead to durable remission,” said Nuwan Kurukulasuriya, Ph.D., Senior Vice President, Global Head of Medical Affairs, MorphoSys. “We are looking forward to sharing these long-term follow-up findings with the scientific community.”

“We are pleased that long-term data from the L-MIND study underscore the clinically-significant durable responses that are possible with tafasitamab plus lenalidomide as a treatment for relapsed or refractory DLBCL,” said Peter Langmuir, M.D., Group Vice President, Oncology Targeted Therapies, Incyte. “We look forward to continuing to build the body of clinical evidence supporting tafasitamab as a treatment option for patients with DLBCL, as well as exploring other potential indications for tafasitamab through our ongoing research and development program.”

In July 2020, the U.S. Food and Drug Administration (FDA) approved Monjuvi® (tafasitamab-cxix) in combination with lenalidomide for the treatment of adult patients with relapsed or refractory DLBCL not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for ASCT. This indication is approved under accelerated approval based on ORR. Continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial(s). The U.S. approval is based on an efficacy subgroup of 71 patients confirmed by central lab.

The FDA decision represented the first approval of a second-line treatment for adult patients with DLBCL who progressed during or after first-line therapy.

About Diffuse Large B-cell Lymphoma (DLBCL)

DLBCL is the most common type of non-Hodgkin lymphoma in adults worldwide2, characterized by rapidly growing masses of malignant B-cells in the lymph nodes, spleen, liver, bone marrow or other organs. It is an aggressive disease with about 40% of patients not responding to initial therapy or relapsing thereafter3, leading to a high medical need for new, effective therapies4, especially for patients who are not eligible for an autologous stem cell transplant in this setting.

About L-MIND The L-MIND trial is a single arm, open-label Phase 2 study (NCT02399085) investigating the combination of tafasitamab and lenalidomide in patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) who have had at least one, but no more than three prior lines of therapy, including an anti-CD20 targeting therapy (e.g., rituximab), who are not eligible for high-dose chemotherapy or refuse subsequent autologous stem cell transplant. The study’s primary endpoint is overall response rate (ORR). Secondary outcome measures include duration of response (DoR), progression-free survival (PFS) and overall survival (OS). In May 2019, the study reached its primary completion.

For more information about L-MIND, visit https://clinicaltrials.gov/ct2/show/NCT02399085.

About Tafasitamab

Tafasitamab is a humanized Fc-modified cytolytic CD19 targeting monoclonal antibody. In 2010, MorphoSys licensed exclusive worldwide rights to develop and commercialize tafasitamab from Xencor, Inc. Tafasitamab incorporates an XmAb® engineered Fc domain, which mediates B-cell lysis through apoptosis and immune effector mechanism including antibody-dependent cell-mediated cytotoxicity (ADCC) and antibody-dependent cellular phagocytosis (ADCP).

Monjuvi® (tafasitamab-cxix) is approved by the U.S. Food and Drug Administration in combination with lenalidomide for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). This indication is approved under accelerated approval based on overall response rate. Continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial(s).

In January 2020, MorphoSys and Incyte entered into a collaboration and licensing agreement to further develop and commercialize tafasitamab globally. Monjuvi® is being co-commercialized by Incyte and MorphoSys in the United States. Incyte has exclusive commercialization rights outside the United States.

A marketing authorization application (MAA) seeking the approval of tafasitamab in combination with lenalidomide in the European Union has been validated by the European Medicines Agency (EMA) and is currently under review for the treatment of adult patients with relapsed or refractory DLBCL, including DLBCL arising from low grade lymphoma, who are not candidates for ASCT.

Tafasitamab is being clinically investigated as a therapeutic option in B-cell malignancies in a number of ongoing combination trials.

Monjuvi® is a registered trademark of MorphoSys AG.

XmAb® is a registered trademark of Xencor, Inc.

Important Safety Information

What are the possible side effects of MONJUVI?

MONJUVI may cause serious side effects, including:

•

Infusion reactions. Your healthcare provider will monitor you for infusion reactions during your infusion of MONJUVI. Tell your healthcare provider right away if you get fever, chills, rash, flushing, headache, or shortness of breath during an infusion of MONJUVI.

•

Low blood cell counts (platelets, red blood cells, and white blood cells). Low blood cell counts are common with MONJUVI, but can also be serious or severe. Your healthcare provider will monitor your blood counts during treatment with MONJUVI. Tell your healthcare provider right away if you get a fever of 100.4°F (38°C) or above, or any bruising or bleeding.

•

Infections. Serious infections, including infections that can cause death, have happened in people during treatments with MONJUVI and after the last dose. Tell your healthcare provider right away if you get a fever of 100.4°F (38°C) or above, or develop any signs and symptoms of an infection.

The most common side effects of MONJUVI include:

•	Feeling tired or weak

•	Diarrhea

•	Cough

•	Fever

•	Swelling of lower legs or hands

•	Respiratory tract infection

•	Decreased appetite

These are not all the possible side effects of MONJUVI.

Call your doctor for medical advice about side effects. You may report side effects to FDA at 1-800-FDA-1088.

Before you receive MONJUVI, tell your healthcare provider about all your medical conditions, including if you:

•	Have an active infection or have had one recently.

•

Are pregnant or plan to become pregnant. MONJUVI may harm your unborn baby. You should not become pregnant during treatment with MONJUVI. Do not receive treatment with MONJUVI in combination with lenalidomide if you are pregnant because lenalidomide can cause birth defects and death of your unborn baby.

•	You should use an effective method of birth control (contraception) during treatment and for at least 3 months after your final dose of MONJUVI.

•	Tell your healthcare provider right away if you become pregnant or think that you may be pregnant during treatment with MONJUVI.

•	Are breastfeeding or plan to breastfeed. It is not known if MONJUVI passes into your breastmilk. Do not breastfeed during treatment for at least 3 months after your last dose of MONJUVI.

You should also read the lenalidomide Medication Guide for important information about pregnancy, contraception, and blood and sperm donation.

Tell your healthcare provider about all the medications you take, including prescription and over-the-counter medicines, vitamins, and herbal supplements.

Please see the full Prescribing Information for Monjuvi, including Patient Information, for additional Important Safety Information.

About MorphoSys

MorphoSys (FSE & NASDAQ: MOR) is a commercial-stage biopharmaceutical company dedicated to the discovery, development and commercialization of innovative therapies for people living with cancer and autoimmune diseases. Based on its leading expertise in antibody, protein and peptide technologies, MorphoSys is advancing its own pipeline of new drug candidates and has created antibodies which are developed by partners in different areas of unmet medical need. In 2017, Tremfya® (guselkumab) – developed by Janssen Research & Development, LLC and marketed by Janssen Biotech, Inc., for the treatment of plaque psoriasis – became the first drug based on MorphoSys’ antibody technology to receive regulatory approval. In July 2020, the U.S. Food and Drug Administration (FDA) granted accelerated approval of the company’s proprietary product Monjuvi® (tafasitamab-cxix) in combination with lenalidomide in patients with a certain type of lymphoma. Headquartered near Munich, Germany, the MorphoSys group, including the fully owned U.S. subsidiary MorphoSys US Inc., has more than 600 employees. More information at www.morphosys.com or www.morphosys-us.com.

Monjuvi® is a registered trademark of MorphoSys AG.

Tremfya® is a registered trademark of Janssen Biotech, Inc.

About Incyte

Incyte is a Wilmington, Delaware-based, global biopharmaceutical company focused on finding solutions for serious unmet medical needs through the discovery, development and commercialization of proprietary therapeutics. For additional information on Incyte, please visit Incyte.com and follow @Incyte.

MorphoSys Forward-looking Statements

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including the expectations regarding Monjuvi’s ability to treat patients with relapsed or refractory diffuse large B-cell lymphoma, the further clinical development of tafasitamab-cxix, including ongoing confirmatory trials, additional interactions with regulatory authorities and expectations regarding future regulatory filings and possible additional approvals for tafasitamab-cxix as well as the commercial performance of Monjuvi. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “would,” “could,” “potential,” “possible,” “hope” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are MorphoSys’ expectations regarding risks and uncertainties related to the impact of the COVID-19 pandemic to MorphoSys’ business, operations, strategy, goals and anticipated milestones, including its ongoing and planned research activities, ability to conduct ongoing and planned clinical trials, clinical supply of current or future drug candidates, commercial supply of current or future approved products, and launching, marketing and selling current or future approved products, the global collaboration and license agreement for tafasitamab, the further clinical development of tafasitamab, including ongoing confirmatory trials, and MorphoSys’ ability to obtain and maintain requisite regulatory approvals and to enroll patients in its planned clinical trials, additional interactions with regulatory authorities and expectations regarding future regulatory filings and possible additional approvals for tafasitamab-cxix as well as the commercial performance of Monjuvi, MorphoSys’ reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’ Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

Incyte Forward-looking Statements

Except for the historical information set forth herein, the matters set forth in this press release, including statements regarding the Company’s expectations regarding the use of tafasitamab for treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL), its ongoing clinical development program for tafasitamab, its L-MIND program, its diffuse large B-cell lymphoma (DLBCL) program generally and its further discussions with regulators regarding tafasitamab as a treatment for patients with DLBCL or for any other indication, contain predictions, estimates and other forward-looking statements.

These forward-looking statements are based on the Company’s current expectations and subject to risks and uncertainties that may cause actual results to differ materially, including unanticipated developments in and risks related to: unanticipated delays; further research and development and the results of clinical trials possibly being unsuccessful or insufficient to meet applicable regulatory standards or warrant continued development; the ability to enroll sufficient numbers of subjects in clinical trials and the ability to enroll subjects in accordance with planned schedules; the effects of the COVID-19 pandemic and measures to address the pandemic on the Company’s clinical trials, supply chain, and other third-party providers and development and discovery operations; determinations made by the FDA, European Medicines Agency (EMA), or other regulatory authorities; the Company’s dependence on its relationships with its collaboration partners; the efficacy or safety of the Company’s products and the products of the Company’s collaboration partners; the acceptance of the Company’s products and the products of the Company’s collaboration partners in the marketplace; market competition; sales, marketing, manufacturing and distribution requirements; and other risks detailed from time to time in the Company’s reports filed with the Securities and Exchange Commission, including its annual report and its quarterly report on Form 10-Q for the quarter ended March 31, 2021. The Company disclaims any intent or obligation to update these forward-looking statements.

*Dr. Salles has provided speaking and advisory services to MorphoSys and Incyte.

Contacts:

MorphoSys Media Contacts: Thomas Biegi Vice President Tel.: +49 (0)89 / 89927 26079 Thomas.Biegi@morphosys.com	Investor Contacts: Dr. Julia Neugebauer Senior Director Tel: +49 (0)89 / 899 27 179 julia.neugebauer@morphosys.com

Jeanette Bressi Director, U.S. Communications Tel: +1 617-404-7816 jeanette.bressi@morphosys.com	Myles Clouston Senior Director Tel: +1-857-772-0240 myles.clouston@morphosys.com

Incyte
Media Contacts: Catalina Loveman Executive Director, Public Affairs Tel: +1 302 498 6171 cloveman@incyte.com	Investor Contact: Christine Chiou Senior Director, Investor Relations Tel: +1 302 274 4773 cchiou@incyte.com

Jenifer Antonacci Senior Director, Public Affairs Tel: +1 302 498 7036 JAntonacci@incyte.com

[1]

Johannes Duell, M.D., et al. Long-term analyses from L-MIND, a Phase II study of tafasitamab (MOR208) combined with lenalidomide (LEN) in patients with relapsed or refractory diffuse large B-cell lymphoma (R/R DLBCL). 2021 American Society of Clinical Oncology (ASCO) Annual Meeting. Abstract #7513.

[2]	Sarkozy C, et al. Management of relapsed/refractory DLBCL. Best Practice Research & Clinical Haematology. 2018 31:209–16. doi.org/10.1016/j.beha.2018.07.014.
[3]	Skrabek P, et al. Emerging therapies for the treatment of relapsed or refractory diffuse large B cell lymphoma. Current Oncology. 2019 26(4): 253–265. doi.org/10.3747/co.26.5421.
[4]	Skrabek P, et al. Emerging therapies for the treatment of relapsed or refractory diffuse large B cell lymphoma. Current Oncology. 2019 26(4): 253–265. doi.org/10.3747/co.26.5421.